General Reporting Rules UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	2018-E OMB APPROVAL OMB Number: 3235-0058

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER: 000-53263 CUSIP NUMBER: 16949X 107

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:

☒ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: June 30, 2011

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

CHINA LITHIUM TECHNOLOGIES, INC.

Full Name of Registrant

N/A

Former Name if Applicable

15 West 39th Street Suite 14B, New York, NY 10018

(Address of Principal Executive Office)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach extra sheets if needed):

The Company will be delayed in the filing of its 10-K due to a delay in the preparation of its financial statements.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Qian Hu, Esq.	(212)	448-1100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Lithium Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 27, 2011

/s/Kun Liu
Name: Kun Liu
Title: CEO

EXHIBIT A

Fiscal Year Ended June 30, 2011 and 2010:

The Company’s revenues for the year ended June 30, 2011 were approximately $15,767,978, compared to $14,089,484 for the year ended June 30, 2010. The net income for the year ended June 30, 2011 was approximately $1,293,912, compared with the net income of $2,428,966 for the year ended June 30, 2010.